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Message from "Pitts, Patrice" *Patrice.Pitts@sutherland.com** on Fri, 19 Aug
2011 16:15:59 -0400

     TO: "Oh, Min S." *OHM@SEC.GOV**

SUBJECT: Revised MetLife Investors USA Prospectus

Sonny:

I am forwarding an electronic version of the revised prospectus for the Series VA variable annuity funded by MetLife Investors USA Separate Account A. As we discussed, this version updates the prospectus in the initial registration statement on Form N-4 that was filed this past Wednesday for the Series VA variable contract ("August 17 filing") to reflect that the new versions of the GMIB and EDB riders have been approved by New Jersey. More specifically, disclosure about the GMIB Max I and EDB Max I riders, and references to GMIB and EDB riders currently available in New Jersey, has been removed. For your convenience, and to facilitate your review, I also have attached a version of the revised prospectus that is marked to highlight the changes that were made to the May 1, 2011 prospectus.

We very much appreciate your expeditious review of the August 17 filing. Do not hesitate to contact me if I can provide other information that would facilitate your review.

Best regards,
PC


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PATRICE M. PITTS | COUNSEL

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
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MLI USA Series VA prospectus revised 08.19.11.pdf

MLI USA Series VA prospectus revised marked vs May 1 2011.pdf